FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of  January, 2005


                             COLT TELECOM GROUP plc
                 (Translation of Registrant's Name into English)


                                 Beaufort House
                              15 St. Botolph Street
                                     London
                                    EC3A 7QN
                                     England

                       _________________________________
                    (Address of Principal Executive Offices)



(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


                        Form 20-F..X...    Form 40-F.....



(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)


                              Yes .....    No ..X...


(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- ________)



This Form 6-K shall be deemed to be incorporated by reference in the Registrant's Registration Statement on Form F-3 (Reg. No.333-05972), in the Registrant's Registration Statement on Form S-8 (Reg. No.333-8362)





19 January 2005
                           MANAGEMENT CHANGE AT COLT

COLT Telecom Group plc said today that Tony Bates, COLT's Chief Administrative Officer, will take over the role of Chief Financial Officer following Marina Wyatt's decision to leave COLT. Mr Bates already has responsibility for financial matters at Board level and will retain his existing responsibilities for Legal and Regulatory Affairs, Real Estate, Audit and Risk Management, Company Secretariat, Corporate Communications and Purchasing. The change in Chief Financial Officer will come into effect from today and Marina Wyatt will leave the company at the end of March.

COLT CEO Jean-Yves Charlier said: "I am very pleased that Tony Bates has agreed to take over the role of CFO, allowing us to streamline the management structure following Marina Wyatt's decision to leave. On behalf of everyone at COLT I would like to thank Marina for the significant contribution that she has made over the past two years as the organisation has gone through a period of major change. We wish her well for the future."

About COLT:
COLT Telecom Group plc is a leading pan-European provider of business communications services. The company owns an integrated 20,000 kilometre network that directly connects 32 major cities in 13 countries augmented with a further 42 points of presence across Europe and 11 Data Solution Centres. COLT supplies customers across the full spectrum of industry, service and government sectors with unrivalled end-to-end network security, reliability and service.

COLT Telecom Group plc is listed on the London Stock Exchange (CTM.L) and NASDAQ
(COLT). Information about COLT and its products and services can be found on the web at www.colt.net

For further information contact:

John Doherty
Director Corporate Communications
Email: jdoherty@colt-telecom.com
Tel: +44 20 7390 3681

Gill Maclean
Head of Corporate Communications
Email: gill.maclean@colt-telecom.com
Tel: +44 (0) 20 7863 5314



END






                                     SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report on Form-6K to be signed on its behalf by undersigned, thereunto duly authorized.



Date: 19 January, 2005                             COLT Telecom Group plc



                                                     By: ___Jane Forrest___


                                                     Jane Forrest
                                                     Company Secretary